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                              Filed by Ashford.com, Inc. pursuant to Rule 425
                              under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company Ashford.com, Inc. Commission File No. 333-71262





                    Ashford.com Receives Nasdaq Notification


         HOUSTON, February 21 /PRNewswire/ -- Ashford.com (Nasdaq: ASFD), a leading e-commerce destination offering luxury goods to individuals and corporate clients, announced today that it has received a letter from the Nasdaq National Market indicating that the company no longer complies with the $1.00 minimum bid price requirement stated in Marketplace Rule 4450 (a)(5).

         Ashford.com has until May 15, 2002, ninety calendar days, to regain compliance with this rule, which would require the company's stock to achieve a bid price $1.00 or more for a minimum of 10 consecutive days during that period. If Ashford.com fails to meet this requirement, it will become subject to delisting from the Nasdaq National Market, at which time the company can appeal the delisting to a Nasdaq Listing Qualifications Panel.

         A special meeting of the stockholders of Ashford.com will be held at 9:00 a.m. on March 14, 2002. At the special meeting stockholders will be asked to approve the merger agreement among Ashford.com, Global Sports, Inc. and Ruby Acquisition Corp., a wholly owned subsidiary of Global Sports, Inc.

         Assuming that the stockholders of Ashford.com approve the transaction at the meeting, Global Sports, Inc. and Ashford.com expect to close the acquisition promptly after the meeting.

Additional Information and Where to Find It:

         Investors and security holders of Ashford.com are urged to read the Registration Statement and Prospectus/Proxy Statement carefully. The Registration Statement and the Prospectus/Proxy Statement will contain important information about Global Sports, Ashford.com, the acquisition and related matters. Investors and security holders may obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.

         Free copies of the Prospectus/Proxy Statement and these other documents may also be obtained from Ashford.com by directing a request through the Ashford.com Web site at http://www.ashford.com or by mail to Ashford.com at Ashford.com, Inc., Attention: Investor Relations Department, 3800 Buffalo Speedway, Suite 400, Houston, TX 77098.

         In addition to the Registration Statement and the Prospectus/Proxy Statement, Global Sports and Ashford.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Global Sports and Ashford.com at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at


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1-800-SEC-0330 for further information on the public reference room. Global
Sports' and Ashford.com's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Acquisition:

         The directors and executive officers of Global Sports and Ashford.com have interests in the acquisition, some of which may differ from, or may be in addition to, those of Ashford.com's stockholders generally. A description of the interests that Global Sports' and Ashford.com's directors and executive officers have in the acquisition is contained in the Prospectus/Proxy Statement.

Solicitation of Proxies:

         Ashford.com, its directors, executive officers and certain other members of Ashford.com's management and employees may be soliciting proxies from Ashford.com's stockholders in favor of the acquisition. The directors and officers of Global Sports may be deemed to be participants in Ashford.com's solicitation of proxies. Information concerning the participants is set forth in the Prospectus/Proxy Statement.

Contact:

Ashford.com
Contact: Thane Ryland
(608) 227-4163
tryland@ashford.com